F O R   I M M E D I A T E   R E L E A S E


                             PRESS RELEASE


                                      March 24, 1995
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800



          Toledo, Ohio, March 24, 1995 (NYSE/HCN)....Health Care
REIT, Inc. (the "Company") disclosed today the filings on March 14, 1995 and March 15, 1995 of two lawsuits in Florida to collect past due interest and principal on a $13,700,000 mortgage loan secured by two behavioral care facilities, totaling 294 beds. On March 21, 1995, the Company filed a complaint in Pinellas County, Florida for money damages on a personal guaranty. The Company has additional security in the form of guarantees in an amount of approximately $1,500,000 and a $1,000,000 subordinated mortgage on one additional behavioral care facility.

          On March 13, 1995, the Company presented for payment a $1,125,000 Letter of Credit, and on March 14, 1995, the proceeds were paid to the Company. Subsequently, the Borrower and certain of its subsidiaries filed for protection under Chapter 11 of the Bankruptcy Code. The Company is vigorously pursuing all of its remedies.

          Health Care REIT, Inc. is the first real estate investment trust to specialize in financing health care facilities, primarily nursing homes. The Company also invests in assisted living and retirement facilities, rehabilitation centers, primary care facilities, and behavioral care facilities.